Exhibit 11

Noven Pharmaceuticals, Inc.
Computation of Earnings per Share
(in thousands except per share amounts)

	2004	2003	2002
Basic earnings:

Net income	$11,224	$11,196	$13,879

Weighted average number of common shares outstanding	23,332	22,544	22,532

Basic earnings per share	$0.48	$0.50	$0.62

Diluted earnings:

Net income	$11,224	$11,196	$13,879

Weighted average number of common shares outstanding	23,332	22,544	22,532

Potential dilution on exercise of stock options	973	445	789

Weighted average number of common shares outstanding, as adjusted	24,305	22,989	23,321

Diluted earnings per share	$0.46	$0.49	$0.60